BOAZ BIKE, INC

AUDITED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2022 & 2021

BOAZ BIKE, INC

TWELVE MONTHS ENDED DECEMBER 31, 2022 & 2021

CONTENTS



Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax   (609)567-8299
Cell   (609)805-2240
urtaxguys@gmail.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Boaz Bikes LLC

June 1, 2023

I have audited the accompanying combined balance sheet of Boaz Bikes, LLC as of December 31, 2022 and December 31, 2021 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boaz Bikes LLC as of December 31, 2022 and December 31, 2021, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA
June 1, 2023

BOAZ BIKE LLC
BALANCE SHEET

Assets

	December 31, 2022	December 31, 2021
Current Assets		
Cash	$ 262,962	$ 106,767
Inventory	-	698
Fundraising Campaign	25,393	23,977
Startup Expenses	535,965	460,965
Total Current Assets	824,320	592,407
Property and Equipment, Net of Accumulated Depreciation	645,544	707,486
Total Assets	$ 1,469,864	$ 1,299,893

Liabilities & Member's Equity

Current Liabilities

Accounts Payable	$ -	$ -
Credit Cards Payable	14,762	-
Taxes Payable	751	761
Total Current Liabilities	15,513	761

Long Term Liabilities

Convertible Notes	337,500	337,500
Wefunder Convertible Notes	875,380	875,380
Wefunder Safe Notes	340,890	340,890
Gupta Social Impact Loans	300,000	300,000
Related Party Loans	55,000	55,000
PPP Loans	39,500	39,500
Loans - Unrealeased Funds	(577,538)	(725,574)
Total Long Term Liabilities	1,370,732	1,222,696
Total Liabilities	1,386,245	1,223,457

Member's Equity

Capital Stock	-	
Additional Paid in Capital	97,031	97,031
Retained Earnings	(13,412)	(20,595)
Total Member's Equity	83,619	76,436
Total Liabilities & Member's Equity	$ 1,469,864	$ 1,299,893

BOAZ BIKE LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

	DECEMBER 31, 2022	DECEMBER 31, 2021
Earned Revenues	$ 753,160	$ 576,970
Cost of Earned Revenues	536,987	230,384
Gross Profit	$ 216,173	$ 346,586
General and Administrative Expenses	208,990	249,555
Net Income	$ 7,183	$ 97,031

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED

	December 31, 2022	December 31, 2021
Balance - January 1	(20,595)	(117,626)
Net Income	7,183	97,031
Less Distributions	-	-
Balance - December 31	(13,412)	(20,595)

BOAZ BIKE LLC
STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities	December 31, 2022	December 31, 20201
Net Income	$ 7,183	$ 97,031
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
Depreciation	80,788	55,414
(Increase) Decrease in Assets		
Crypto Currency	-	500
Robinhood	-	250
Inventory	-	(98)
Fundrasing Campaign	(1,416)	-
Increase (Decrease) in Liabilities		
Accounts Payable	-	-
Credit Card Payable	14,762	-
Taxes Payable	(10)	761
Net Cash Provided by Operating	$ 101,307	$ 153,858
Cash Flows from Investing Activities		
Startup Expenses	(75,000)	(256,540)
Acquistion & Disposition of Fixed Assets	(18,846)	(488,817)
Net Cash Provided by Investing	$ (93,846)	$ (745,357)
Cash Flows from Financing Activities		
Investors Loans	-	673,367
PPA Loan	-	-
Net Loans / Repaymentss	148,034	-
Net Cash Provided by Financing Activities	$ 148,034	$ 673,367
Net Decrease in Cash	$ 155,495	$ 81,868
Cash - Beginning of Year	$ 106,767	$ 24,899
Cash - December 31, 2021	$ 262,262	$ 106,767

BOAZ BIKE, INC
BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2022 & 2021

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held corporation in the state of Texas engaged primarily in new of rentals

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2:   ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3:   PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

	December 31,2022	December 31,2021
Equipment	817,301	798,455
Less: Accumulated Depreciation	(171,757)	(90,696)
NET BOOK VALUES	645,544	707,486

Depreciation expense charged to operations was $55,414 & 55,414 respectively in twelve months ended December 31, 2022 & 2021

NOTE 4:   CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2022 & 2010, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5:   INCOME TAXES

The company has no income taxes since it currently is operating on loans and investments in the company.

NOTE 6:   LONG TERM DEBT

The company has the a Long Debt Structure exclusive of a COVID-19 Pandemic and Cares Act Loan discussed in Note 7 below, as detailed in the Long Term Liability section of the Balance Sheet.

Wefunder Convertible Debt and safe notes thru December 31, 2022 have a conversion date that is uncertain at this time and also an uncertain exchange rate at this time.

Gupta Social Impact loans thru December 31, 20212have undefined repayment term an undefined, if the loans become convertible notes a conversion the conversion date and exchange rates are undefined at this time.

NOTE 7:   **Related Party Transactions**

Emil Nnani CEO of the company loaned Boaz Bikes $55,000, the note is a term note bearing interest at 2% per annum and the loan is due and payable with accrued interest one year from the loan funding date.

NOTE 8:   **COVID-19 Pandemic and CARES Act Funding**

On March 11, 2020, the World Health Organization designated the COVID-19 outbreak as a global pandemic. In response to COVID-19, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act added the Paycheck Protection Program ("PPP") to the U.S. Small Business Administration's ("SBA") loan program. A PPP loan had to be used only for certain specified expenses and, if approved, the borrower can apply to have the loan forgiven. The program is administered by the SBA, but the borrower goes through a participating bank for loan approval and distribution/forgiveness of the loan. The company received a loan of $39,500 from this program.

NOTE 6:   **Contingent Liabilities & Subsequent Events**

Management is unaware of any contingent liabilities or subsequent events as of the date of these financial statements that would significantly impact the reported results.

BOAZ BIKE LLC
SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

		December 31, 2022		December 31, 2021
Purchases	$	22,750	$	521,395
Supplies		18,731		18,064
Subcontractors		336,339		31,014
Bike Movement		14,156		-
Freight		1,184		4,245
Merchant & Other Fees		40,325		-
Maintenance & Repairs		14,272		6,585
Consultant & Other Expenses		8,442		61,699
Licenses & Fees		-		20,512
Depreciation		80,788		55,414
Less Bikes & Other Equipment Used to Produce Income		-		(488,544)
	$	536,987	$	230,384

BOAZ BIKE LLC
SCHEDULE II- GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

	DECEMBER 31, 2022	DECEMBER 31, 2021
Advertising	$ 62,862	$ 211,106
Bank Charges	3,030	1,643
Computer Supplies & Expenses	15,694	23,856
Dues & Subscriptions	1,944	-
Insurance	19,026	-
Interest & Finance Charges	15,809	124,544
Management Fees	63,625	-
Meals & Entertainment	7,900	6,573
Office Supplies & Expenses	5,204	-
Postage	2,809	-
Professional Service	250	33,531
Rent	23,326	44,698
Telephone	4,487	-
Travel	23,902	43,121
Utilities	6,013	-
Vehicle	28,109	5,483
Less Expenses Start Up Expenses	(75,000)	(245,000)
	$ 208,990	$ 249,555